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EXHIBIT H



SECURITIES AND EXCHANGE COMMISSION

(Release No.                   )

          The Columbia Gas System, Inc. ("Columbia"), a holding company registered under the Public Utility Holding Company Act of 1935 (the "Act"), located at 20 Montchanin Road, Wilmington, Delaware 19807, has filed an application-declaration under section 6(a), 7, 9(a), 10, 12(b) and (f), and 13(b) of the Act and rules 43, 45, 87, 90, and 91 thereunder.

          Columbia requests authorization to form one or more direct or indirect subsidiaries to engage in the business of (i) providing-energy related consumer services ("Consumer Services");(1) and (ii) providing marketing and brokering services for products other than natural gas -- including petroleum, petroleum products, propane and electricity ("Energy Marketing").
To the extent these services are provided by a new subsidiary, Columbia seeks authorization to fund each of the two new ventures through the purchase of up to $5 million dollars of equity by either Columbia (in the case of a direct subsidiary) or by one of Columbia's subsidiary companies (in the case of an indirect subsidiary). To the extent that the services are provided by an indirect subsidiary, the funding by the direct subsidiary will come either from previously authorized funding or from cash on hand.

          Columbia expects that its Consumer Services and Energy Marketing subsidiaries will conduct their businesses both within and outside of the states of Kentucky, Maryland, Ohio, Pennsylvania, and Virginia. Applicants state that the Consumer Services will primarily benefit the

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     (1) The Consumer Services offered would include the following:
         (1) "Safety Inspections" (energy assessments and energy-related safety inspections); (2) "Appliance Financing" (loans supporting the purchase of energy-related appliances); (3) "Billing Insurance" (payment of consumer utility bills in the event of death, disability, or involuntary unemployment); (4) Appliance Repair Warranty" (repair service for heating and air conditioning and major appliances); (5) "Gas Line Repair Warranty" (warranty against repair of customer's gas lines); (6) "Merchandising of Energy-Related Goods" (direct sales of energy-related devices); (7) Commercial Equipment Service (warranty service for operators of commercial equipment); (8) "Bill Risk Management Products" (price protection services for gas consumers); (9) "Consulting and Fuel Management Services" (advisory and/or management services regarding energy consumption and measurement for commercial and industrial customers); (10) "Electronic Measurement Services" (enhanced measurement and billing services for commercial and industrial customers); (11) "Incidental Services" ( such services, the need for which evolves out of the provision of the services set forth above).

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Columbia LDCs and their customers.  The Energy Marketing services will enhance and expand services previously authorized and currently being performed by one or more Columbia subsidiaries -- namely TriStar Ventures Corporation and its subsidiaries, and Columbia Energy Services Corporation.

          Columbia states that the Columbia LDCs will provide the Consumer Services subsidiary with billing, accounting, and other energy-related services. Columbia states that all services required to conduct the Consumer Services subsidiary's business that are provided by the LDCs or any other Columbia company will be billed in accordance with section 13(b) of the Act and rules 87, 90 and 91 thereunder.

          The application-declaration and any amendments thereto are available for public inspection through the Commission's office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _______________________________________, 1996, to the
Secretary, Securities and Exchange Commission, Washington, DC 20549, and serve a copy on the applicant-declarant at the address specified above. Proof of service (by affidavit or, in the case of an attorney-at-law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application-declaration, as filed or as it may be amended, may be permitted to become effective.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.



                                   Jonathan G. Katz
                                   Secretary